

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2014

Via Email
Nathaniel Bradley
Chief Executive Officer
AudioEye, Inc.
9070 South Rita Road, Suite 1450
Tucson, Arizona 85747

>   **Re: AudioEye, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 27, 2013**
>   **File No. 333-193109**

Dear Mr. Bradley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 38

1.   With respect to the shares being offered for resale by selling shareholders that are legal entities holding greater than 1% of the common shares, please disclose the individual or individuals who exercise the voting and dispositive powers should be disclosed. For guidance, see Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available on our website.

Management

Executive Compensation, page 44

2.   Please revise to include the executive compensation for the last completed fiscal year (i.e. 2013). See Item 402 of Regulation S-K and, for further guidance, see Regulation S-K Compliance and Disclosure Interpretations Question 117.05 available on our website.

Certain Relationships and Related Transactions, page 51

3.   Please revise to disclose all related party transactions in this section required to be disclosed under Item 404 of Regulation S-K rather than stating that there have been no related party transactions "[e]xcept as disclosed herein." In this regard, it appears that you should disclose the related party transactions that you have entered into with CMG Holdings Group, Inc. in connection with the spin-off and thereafter, as well as the related party debt and transactions with your affiliate, AEAC, referenced in Note 7 of the financial statements. The disclosure should include, but not be limited to, a materially complete description of the rights and obligations of the parties to the Royalty Agreement and Services Agreement with CMGO and the material terms of the related party debt such as the identity of the lenders.

Signatures, page II-7

4.   Please revise to have your principal financial officer sign the registration statement. Based on your disclosure on page 41, it appears that Edward O'Donnell, your Chief Financial Officer, may function in this capacity. Also indicate the person who is signing the registration statement in the capacity of controller or principal accounting officer. Refer to the instructions to the signatures of Form S-1.

Exhibit 5.1

5.   We note that the opinion states that the 12,923,166 shares of common stock outstanding on the date of the opinion "will be" validly issued, fully paid and nonassessable. Please revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise. Additionally, clause (ii) of your opinion paragraph contains inconsistent statements regarding whether the shares underlying the warrants are outstanding.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you need further assistance, please contact me at (202) 551-3462. If you thereafter require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        David L. Ficksman, Esq.
        TroyGould PC